

Mail Stop 3561

November 17, 2017

Luke Wallace
Chief Executive Officer
SpendSmart Networks, Inc.
805 Aerovista, Suite 205
San Luis Obispo, CA 93401

> **Re:** **SpendSmart Networks, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 8, 2017**
> **File No. 000-27145**

Dear Mr. Wallace:

We have reviewed your November 8, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2017 letter.

Preliminary Information Statement on Schedule 14A

1. We note your response to prior comment 1. Your delinquency status raises significant concerns as to whether security holders have access to the financial information necessary to make an informed voting decision regarding the sale of your operating assets. Please provide an analysis supporting your determinations that security holders have adequate financial information to make an informed decision.

2. We note your response to comment 3 and we reissue this comment. The pro forma financial statements that you have presented do not appear to provide a clear picture of the assets that you intend to sell and do not clearly reflect the way in which you plan to use the proceeds from the asset sale. In this regard, we note the following:

- It appears that the proceeds from the asset sale are reflected as cash in column A. This column should reflect only assets on SpendSmart's consolidated balance sheet as of June 30, 2017, and should not give effect to the asset sale. Please revise. In addition, column A total assets should equal total liabilities and shareholder's deficit.

- It is unclear why the assets in column B are reflected as additional assets in the Pro Forma combined column since you intend to sell such assets in the asset sale. Please revise to ensure that the Pro Forma combined column reflect only the assets that will be held by you following the asset sale.

- Please explain to us in further detail, and disclose in a footnote, how you plan to use the proceeds from the asset sale. In this regard, we note that pro forma adjustment D reduces equity. Please tell us if you expect to pay a dividend to shareholders with the proceeds from the asset sale.

- We note your disclosure on page 5 that the estimated amount of cash and cash equivalents that you will retain is subject to changed based upon your operations and negotiations with your creditors. Please update the pro forma information as of a recent practicable date, such as the end of your September 30, 2017 quarter.

3. We note your response to comment five. Please provide an estimate of the amount you currently expect is necessary to extinguish amounts due to non-officers and directors. Please also provide an estimate based upon such amount of the amount of proceeds you expect will be used to extinguish amounts due to your officers and directors. In this regard, include any amounts you expect to pay to your officers or directors pursuant to a dividend. In this regard, we note adjustment D to your pro forma information. Please refer to Item 5 of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, Lisa Kohl, Legal Branch Chief, at (202) 5551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products